SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92931L302
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92931L302	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Hudson Bay Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,829,963 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,829,963 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,829,963 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion of the reported securities (excluding certain dividend make-whole shares issuable upon conversion) and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92931L302	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Sander Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,829,963 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,829,963 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,829,963 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion of the reported securities (excluding certain dividend make-whole shares issuable upon conversion) and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92931L302	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER

WPCS International Incorporated, a Delaware corporation (the "Company")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

521 Railroad Avenue, Suisun City, California 94585

Item 2(a).	NAME OF PERSON FILING

This statement is filed by Hudson Bay Capital Management, L.P. (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of the Reporting Persons is: 777 Third Avenue, 30th Floor, New York, New York 10017.

Item 2(c).	CITIZENSHIP

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER

92931L302

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 92931L302	13G/A	Page 5 of 7 Pages

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_______________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2014 filed with the Securities and Exchange Commission on December 22, 2014, disclosed that the total number of outstanding shares of Common Stock as of December 19, 2014 was 13,913,164. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company's total number of outstanding shares of Common Stock and assumes the conversion of the reported convertible preferred stock (the "Reported Securities"), subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Reported Securities, the Reporting Persons cannot convert any of the Reported Securities if the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert all of such Reported Securities due to the 9.99% Blocker.

The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., in whose names the reported securities are held, may be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Securities held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 92931L302	13G/A	Page 6 of 7 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92931L302	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2015

HUDSON BAY CAPITAL MANAGEMENT, L.P.

/s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber SANDER GERBER